

Mail Stop 3628

August 4, 2010

Via Facsimile (212.682.0200) and U.S. Mail

Daniel P. Raglan, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017

> **Re: Gerdau Ameristeel Corporation**
> **Schedule 13E-3**
> **Filed on July 9, 2010**
> **File No. 005-80121**

Dear Mr. Raglan:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Management Information Circular dated July 7, 2010 attached as an exhibit to the Schedule 13E-3, unless otherwise indicated.

**Schedule 13E-3**

General

1.  We note disclosure indicating that Mr. Longhi is also a director of Gerdau S.A. and a member of its executive committee and that four directors on the Board are members of the Gerdau Johannpeter family and also serve as directors or officers of Gerdau S.A. We also note a reference in the disclosure to "Mr. Longhi's separate independent services agreement with Gerdau S.A." Please tell us why you believe these persons are not affiliates engaged, directly or indirectly, in the going private transaction. Why are Mr. Longhi and the other directors mentioned above not "on both sides" of the transaction?

In responding to this comment, please consider section 201.05 of our Compliance and Disclosure Interpretations for Going Private Transactions.

2.      Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.  Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment.  For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion.  Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of Gerdau S.A. or the Acquiror, and this fact should be reflected in the disclosure.  Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.  In addition, be sure that each new filer signs the Schedule 13E-3.

3.      We note that the Shareholder Meeting is currently scheduled to be held at 10:00 a.m. on August 10, 2010 and the hearing in respect of the Final Order will take place on or about August 12, 2010.  In light of:

- each of the filing persons' obligations under Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii);
- the date the Corporation will likely file on EDGAR an amendment to the 13E-3 and the relevant changes to the Management Information Circular;
- the date filing persons intend to disseminate disclosure of such changes in a manner reasonably calculated to inform security holders; and
- the fact that the Shareholder Meeting is less than 3 full business days from the date of this Staff comment letter (excluding the date of the Shareholder Meeting given the 10:00 a.m. start),

please advise why you believe such an abbreviated time period provided to Shareholders is sufficient in order for them to make a reasonably informed investment decision.

**Management Information Circular**

General

4.      Please advise how the Management Information Circular is compliant with the requirement in Exchange Act Rule 13e-3(e)(1)(ii) mandating that the information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a "Special Factors" section in the front of the disclosure document.

Information Contained in This Circular, page 1

5.      We note the statement that "[n]either the Board nor Gerdau Ameristeel assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Gerdau S.A. or the Acquiror to disclose facts or events which may affect the accuracy or completeness of any such information." This statement is inconsistent with the disclosures in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Statement Regarding Forward-Looking Information, page 2

6.      We refer you to the first sentence of this section. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise accordingly.

Background to the Proposal, page 12

7.      We note the second to last paragraph on page 12 refers to a presentation provided by RBS to the Special Committee. We also note that the second, third and sixth paragraphs on page 13 regarding discussions about the financial analysis undertaken by J.P. Morgan, financial advisor to Gerdau, and RBS' final valuation range provided to the Special Committee. Any materials prepared by RBS in connection with its fairness opinion, including any "board books" or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board, and any materials prepared by J.P. Morgan and received by Gerdau S.A. or the Acquiror relating to the consideration to be offered to security holders, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by RBS or J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by RBS and J.P. Morgan, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Recommendation of the Board, page 17

8.      We note the disclosure in the first paragraph of this section and the second whole paragraph on page 18 regarding the determination of the Board and the boards of the

Acquiror and Gerdau S.A. that the Arrangement was fair to "Public Shareholders." Similar references are found elsewhere throughout the management information circular. Please note the staff considers officers and directors of the Corporation as affiliates when considering whether such references are sufficiently specific to satisfy the requirement in Item 1014(a) of Regulation M-A, namely, that the filing persons state that they reasonably believe the transaction is fair or unfair to "unaffiliated security holders." Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). It is unclear from the definition of Public Shareholders" and the reference to MI 61-101 whether such references comply with the disclosure obligations set forth in Item 1014(a). Please revise the disclosure here and throughout the filing to reference fairness as to "unaffiliated holders" or advise why the term "Public Shareholders" and the fairness statement as to them complies with Item 1014(a).

9.    If the filing persons revise the disclosure in response to the preceding comment, please address how the Board, or any filing person relying on the Special Committee's recommendation or the Valuation and Fairness Opinion, is able to reach the fairness determination as to *unaffiliated* security holders, given that the Special Committee's recommendation and the fairness opinion addressed fairness with respect to "Public Shareholders." Please note our discussion in the preceding comment regarding the status of directors and officers as affiliates.

10.   The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the Board expressly adopted the analyses of the Special Committee in determining that the Arrangement was fair to the Public Shareholders. Note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the other filing persons added in a future amendment in response to comments 1 and 2 above. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (iv) or (viii) of Instruction 2 to Item 1014 or Item 1014 (d) or explain in detail why such factors were not deemed material or relevant. We also note that the analysis of the Special Committee only briefly mentions and does not explain in any detail why the factors described in clauses (iii) and (v) of Instruction 2 to Item 1014 were not considered. In addition, if the procedural safeguards in Item 1014 (d) were not considered, please explain why the Board believes the proposed merger is procedurally fair in the absence of such safeguards.

Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement, page 18

11.    As Gerdau S.A. and the Acquiror adopted the factors, analyses and conclusions of the Special Committee and the Board, the preceding comment applies equally to the fairness determinations of these two filing persons.  Please revise accordingly.

Certain Effects of the Arrangement, page 18

12.    Please revise the disclosure to include the effect that the 13e-3 transaction will have upon each of Gerdau's and the Acquiror's interest in the net book value and net earnings of the Corporation in terms of both dollar amounts *and* percentages.  Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Independent Valuation and Fairness Opinion, page 19

13.    We note discussion in the Valuation and Fairness Opinion attached as Exhibit E to the management information circular that in connection with its opinion, RBS reviewed and relied upon internal financial projections and forecasts provided by the Corporation which are described in paragraphs 9 through 12 of page E-3 of Exhibit E.  To the extent RBS relied on such projections and forecasts when preparing its fairness opinion, please disclose such information in the management information circular.  In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections.  Also, disclose who was responsible for preparing these projections and indicate what role, if any, Gerdau S.A., the Acquiror or any other filing person added in response to comments 1 and 2 above played in formulating these projections.

Valuation Methods, page 21

14.    We refer you to the discussion in the first and third paragraphs regarding the "different point of the business cycle."  Please expand upon this discussion.  How is the transaction in question in a different point of the business cycle, what point of the business cycle were the precedent transactions in and what were the precedent transactions and multiples paid in such transactions?

Fairness Opinion, page 21

15.    We note the reference in the second paragraph to the "range of premiums paid in recent Canadian going private transactions."  Please disclose such premiums and transactions.

16.    In responding to each of the comments above regarding the valuation and fairness opinion, please note that information contained in Exhibit E and not included in the discussion of the valuation and fairness opinion beginning on page 19 is not responsive to

the requirements of Item 1015 of Regulation M-A and Exchange Act Rule 13e-3(e)(1)(ii) regarding the location of such information in the disclosure document.

Selected Financial Information, page 41

17.     We note the disclosure contained in Item 13 of the Schedule 13E-3. In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the management information circular to include the information required by Item 1010(c).

Additional Information Regarding Gerdau Ameristeel…, page 43

18.     We refer you to the disclosure in the last two paragraphs of this section. We remind you of the Corporation's obligations under Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii).

Source of Funds, page 47

19.     Please expand the discussion to provide the disclosure required by Item 1007 of Regulation M-A, including the specific term, collateral and stated and effective interest rates.

                              *      *      *      *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and, if applicable, its management are in possession of all facts relating to such filing person's disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Perry Hindin
Special Counsel
Office of Mergers & Acquisitions